April 12, 2019

Riaan Davel
Chief Financial Officer
DRDGold Limited
1 Sixty Jan Smuts Building
2nd Floor - North Tower
160 Jan Smuts Avenue
Rosebank, 2196, South Africa

       Re: DRDGold Limited
           Form 20-F for the Fiscal Year Ended June 30, 2018
           Filed October 31, 2018
           File No. 001-35387

Dear Mr. Davel:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Beverages,
Apparel and
                                                          Mining